Durham Jones & Pinegar, P.C. 192 East 200 North, Third Floor St. George, Utah 84770-2879 435.674.0400 435.628.1610 Fax www.djplaw.com	Joshua E. Little Attorney at Law jlittle@djplaw.com File No. 42233.01

August 27, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Parametric Sound Corporation Form 10-12G/A Filed July 27, 2010 Commission File No. 000-54020

Dear Mr. Spirgel:

We are in receipt of the Staff’s letter dated August 13, 2010 with respect to the above-referenced Form 10-12G/A filed on July 27, 2010 and our correspondence dated August 6, 2010.  We are responding herein to the Staff’s comments on behalf of our client, Parametric Sound Corporation (the “Company”), as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-12G/A.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

General

1.	Please update your financial statements through June 30, 2010.

Response:  Amendment No. 2 to the Company’s Registration Statement on Form 10 (“Amendment No. 2”) has been revised to address the Staff’s comment and the historical interim and the pro forma financial statements have been updated through June 30, 2010 along with the related portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations and other conforming updates to the Information Statement.

Notes to Unaudited Pro Forma Financial Statements, page 33

2.
We note your response to comment one from our letter dated August 5, 2010. Due to your plans not to produce the H450 product and to replace it with a new product line after the spin-off, the historical statements are not indicative of your post spin-off operating results. Please revise your pro forma presentation to include adjustments to eliminate the H450 product revenues and the related cost of revenues. In addition, tell us why the $23,434 inventory balance remains after the pro forma adjustment.

Response:  Amendment No. 2 has been revised to address the Staff’s comment and the pro forma financial statements included therein have been revised to include a pro forma adjustment to eliminate H450 revenues and cost of revenues for the year ended September 30, 2009 and the nine months ended June 30, 2010.

Larry Spirgel
August 6, 2010

The $23,434 pro forma inventory balance at March 31, 2010 represents the book value of inventory materials being transferred from LRAD Corporation to the Company that was not offset by obsolescence or excess parts reserve. In Amendment No. 2, Page 23 discusses inventory parts and based on updated June 30, 2010 information, the Company expects to obtain approximately $1.2 million of inventory parts (original historical cost), which is fully reserved and as a result, there is no inventory balance remaining after the pro forma adjustment.

Thank you in advance for your cooperation in connection with this matter. Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400.

Sincerely,

Durham Jones & Pinegar, P.C.

/s/ Joshua Little

Joshua E. Little

JEL/sa
cc:	Elwood G. Norris, Parametric Sound Corporation. Thomas R. Brown, LRAD Corporation Katherine H. McDermott, LRAD Corporation Michael H. Lorber, Squar, Milner, Peteron, Miranda & Williamson, LLP